September 29, 2006

Mail Stop 4561

William Kamer
Chief Financial Officer
Douglas Emmett, Inc.
808 Wilshire Blvd., Suite 200
Santa Monica, CA 90401

> **Re: Douglas Emmett, Inc.**
> **Amendment No. 2 to Form S-11**
> **Filed September 20, 2006**
> **File No. 333-135082**

Dear Mr. Kamer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Based on your supplemental response dated August 25, 2006 and further discussions with the staff we have withdrawn our prior comments number 1 from our letters dated July 14, 2005 and August 17, 2006.

2.   We note your response to our repeated requests for the underwriting agreement prior to your filing it as an exhibit. Please note that we may have comments on the agreement.

3.   We note your disclosure throughout that you did not obtain any third party
        appraisals of the properties or other assets to be acquired by you from the prior
        investors including your predecessor principals and certain of your executive
        officers in connection with the formation transactions. However, we note that an
        independent third-party valuation firm was retained to determine the relative
        value of each of the institutional funds, single asset entities and management
        companies as a percentage of the total enterprise value of the entire portfolio.
        Please tell us whether you considered such information and if so, why you do not
        believe such valuation was material to your decision regarding the consideration
        paid in the formation transactions.

Distribution Policy, page 45

4.   We note that you expect to incur certain non-recurring capital expenditures
        through your repositioning efforts and tenant improvement as disclosed on pages
        77 and 78. We also note that you have commitments of nearly $8.0 million
        related to such efforts. To the extent that these expenditures will be funded with
        operating cash flows, please revise to include a related adjustment in the table.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 56

Historical Investment Performance…, page 61

5.   Please revise to provide a description of the risks of relying on IRR data prior to
        the presentation of the table. We note the cross-reference to Risk Factors;
        however, we believe the risk disclosure should also accompany the table.

6.   In order to provide more balanced disclosure within the table, please include a
        separate column showing your calculation of average annual return to investors in
        the funds based on cash distributions from operations, excluding the consideration
        to be received in the formation transactions. It appears that this information may
        be relevant for investors in the public offering, who will not have a similar exit
        from their investment. Please revise any other disclosure of your IRR accordingly
        to also discuss this measure.

7.   Related to note (4) to the table, we do not understand why the asset management
        fee is not considered an expense of the fund. Please tell us who is responsible for
        paying the asset management fee and explain how it is treated for accounting
        purposes.

Liquidity and Capital Resources, pages 77 to 78

8.   We note that your past policy was to expense "make ready costs" associated with the turnover of your multifamily property units and that you now plan to capitalize such costs as they are incurred in the future. Please describe to us the general nature of the "make ready costs" and why you believe such costs are not best reflected as repairs and maintenance. Additionally, tell us your basis in GAAP for capitalization of these costs and how you intend to reflect this accounting change in the financial statements.

9.   We note from your disclosure on page 77 that you expect weighted average annual recurring capital expenses (not including tenant improvements and commissions) on your office portfolio to total approximately $0.50 per square foot based upon projects you plan to undertake during the twelve months ending June 30, 2007. These costs are noted to be significantly higher than those that you calculated on a weighted average. Please help us to better understand the nature of the projects you plan to undertake and the extent to which you are committed to incur these recurring capital expenditures during the twelve months ending June 30, 2007. Specifically address in your response whether these projects are significantly different from those projects performed in previous years (and, if different, why you view these costs to be recurring in nature) and why you anticipate such a large cost variance.

Pro Forma Consolidated Financial Statements

10.   We note your disclosure on page 9 which indicates that both pre-closing property distributions and pre-closing operating company distributions require cash payments to be made either concurrently or immediately prior to the closing of the offering. Please help us to understand why you only reflect the pre-closing property distributions and not the pre-closing operating company distributions within the pro forma consolidated financial statements. Additionally, please advise why you have removed pre-closing operating company distributions from uses of proceeds in your table on page 44.

Exhibit 5.1

11.   With respect to the penultimate paragraph, please revise to eliminate language suggesting that shareholders may not rely on the opinion.

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Howard Efron at 202-551-3439 or Steve Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Gregg A. Noel (via facsimile)